UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the period March 20, 2006

Commission File Number: 0-28542

ICTS International N.V.
(Translation of registrant’s name into English)

Biesbosch 225, 1181 JC
Amstelveen, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Note: Regulation S-T Rule101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Note: Regulation S-T Rule101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s home country), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Item 8.01 Other Events

        On March 20, 2006, ICTS International N.V. issued its press release denying the allegations brought by the Department of Labor in a complaint filed against its wholly owned subsidiary Huntleigh USA Corp.

Item 9.01 Financial Statements and Exhibits

        (d)    Exhibits

                1.     Copy of press release issued March 20, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.
(Registrant)
By: /s/ Avraham Dan
Avraham Dan, Managing Agent

Dated: March 20, 2006

For Immediate Release

      ICTS INTERNATIONAL N.V.
      Strongly Denies Dept. of Labor Allegations

Amstelveen, Netherlands – March 20, 2006 -ICTS International N.V. (NASDAQ: ICTS), strongly denies allegations brought by the Dept. of Labor (DOL) in a complaint filed against Huntleigh USA Inc. a wholly owned subsidiary of ICTS International N.V. The complaint alleges that Huntleigh underpaid airport screeners while performing under the contract to transition screening services to the TSA during the TSA takeover period from February 15th through December of 2002.

The complaint states that the underpayments amounted to $7.1 million. In totally rejecting this assertion, Mr. M. Atzmon, Chairman of ICTS stated “Huntleigh believes it paid all that was required under the contract and regulations to its faithful and appreciated employees, and it did this in good faith even though Huntleigh had not been reimbursed by the TSA for millions of dollars due to Huntleigh under the transition contract.”

On July 14, 2004, Huntleigh filed a lawsuit against the TSA to force the TSA to pay Huntleigh all of the sums still due to it under the transition contract. The lawsuit against the TSA is still pending.

The issue of underpayment to airport screeners was raised by the DOL about three years ago. Huntleigh provided all the data and the relevant information to the DOL demonstrating Huntleigh’s faithful compliance with the contract. The DOL was also long ago made aware of the legal action instituted by Huntleigh against the TSA, and therefore the DOL’s complaint and criticism of Huntleigh are both incorrect and lack good faith.

Huntleigh strongly refutes the allegations mentioned in the DOL complaint and it will take all necessary actions to prevail against that complaint.

About ICTS International N.V.

ICTS specializes in the development and implementation of innovative security concepts and solutions designed to meet the needs of a variety of industries, mainly including transportation (aviation, railroad and other means of public transportation), border control and sensitive facilities. ICTS International benefits from over two decades of expertise and international operational experience in transportation security, with a particular emphasis on high-risk environments, passenger processing transactions and the integration of security services to provide a comprehensive security solution. It also offers a wide variety of customized training programs, tailored procedures and a wide range of security consulting services. The company has developed and implemented unique technological solutions, based on its comprehensive approach to security, designed to enhance the level of security while accelerating the security check process.

About I-SEC Homeland Security B.V. (I-SEC HLS)

I-SEC HLS developed comprehensive solutions for the homeland security market. Its main areas of activity include mass transportation and railroad security; incident management and decision support systems; security solutions for essential infrastructure and for installations and sites at which large numbers of people congregate; and more.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business strategy and future plans of operations. Forward-looking statements involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made periodically by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

Contact:
ICTS International NV
Avraham Dan
011-972-9-9955454